Exhibit 99.6

UNITED UTILITIES PLC 2006 AGM STATEMENT

United Utilities will hold its Annual General Meeting today at the Bridgewater Hall, Manchester. Commenting on the group’s performance for the year ended 31 March 2006, Chairman, Sir Richard Evans will say:

“I’m pleased to report another year of solid progress for the group. We have again delivered good profit growth, with a strong performance in our regulated businesses. This has been supported by the benefits of leveraging our core utility skills in growth markets.

“Consistent with our target of growing dividends in line with inflation, during this regulatory price control period, the Board is proposing to increase the final dividend by 3.4 per cent.”

The Chairman will introduce Tim Weller to the meeting who joined the company on 1 July 2006 from RWE Thames Water.  He will confirm that Mr Weller is due to be appointed to the Board as Chief Financial Officer with effect from 1 August 2006, replacing Simon Batey. He will add that Jane Newell steps down as a non-executive director at the conclusion of the meeting after nearly ten years service.

Discussing current trading and progress of the group, Philip Green, Chief Executive Officer, will say:

“Current trading is in line with the group’s expectations. The regulated businesses will benefit this year from allowed price increases, including inflation, of 8.8 per cent in the water business and 2.6 per cent in the electricity business.

“Since September 2005, the group has raised over £1 billion of long-term, index-linked debt funding, at favourable interest rates, averaging around 1.8 per cent real, securing substantial additional value for our shareholders. Recent agreed issues mean that we now have around £300 million of index-linked debt funding with 50 year maturities.

“In our regulated businesses, delivery of the efficiency initiatives is progressing well. Operational performance has been good and United Utilities Water met its year-end economic level of leakage spot target. This places the business in a strong position to meet its 2006/07 rolling leakage target. We do need to improve further still and are in the process of developing a range of key operational and service measurements to help us do that.

“United Utilities Contract Solutions represents a direct application of our core utility skills. The business has a number of significant contracts in place as well as a strong order book, which was further enhanced by last month’s successful renewal of our contract with Scottish Water, through Scottish Water Solutions. Performance across the contract portfolio has been excellent.

“Vertex has made significant progress in developing its financial services outsourcing business and since the end of the year Vertex Financial Services has secured a number of new contracts with a total value of more than £40 million. In the public sector, Vertex has agreed a further contract with the Department for Work and Pensions which follows the successful payments modernisation contract that came to a natural close last year. This new contract is for the provision of a clerical cases management service on behalf of the Child Support Agency and is worth around £23 million over a 21 month period. The market for business process outsourcing remains buoyant and Vertex has a healthy sales pipeline, particularly in the financial services and public sectors.

“The regulated businesses will continue to benefit from predictable index-linked income streams and based on the Board’s confidence in the group’s strategy, the dividend policy, of targeting growth in line with inflation up to 2010, remains unchanged. The dividend policy depends on the group meeting its regulated cost savings targets and the support services businesses continuing to perform at least in line with their levels at the start of this five-year period. The Board is confident that both these targets will be met.

“Overall, the group has made good progress and we are on track to deliver an improved performance this year.”

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For further information, contact:

Philip Green, Chief Executive Officer	+44 (0)1925 237000
Tim Weller, Chief Financial Officer designate	+44 (0)1925 237000

Gaynor Kenyon, Group Communications Director	+44 (0)7753 622282
Darren Jameson, Investor Relations Manager	+44 (0)7733 127707